UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
SCHEDULE 13D
_____________________
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
_____________________
Townsquare Media, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

892231101
(CUSIP Number)

Todd E. Molz
Managing Director and General Counsel
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2021
(Date of Event Which Requires Filing of This Statement)
_____________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSON
OCM POF IV AIF GAP Holdings, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,712,948 [1]
	8	SHARED VOTING POWER
0 [1]
	9	SOLE DISPOSITIVE POWER
7,712,948 [1]
	10	SHARED DISPOSITIVE POWER
0 [1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,712,948 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.0% [2]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

__________________________

1    See discussion in Items 4 through 6 of the Schedule 13D (as defined herein). As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Townsquare Media, Inc., a Delaware corporation (the “Issuer”), held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2    This calculation is based on 14,330,220 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2020.

1		NAMES OF REPORTING PERSON
OCM PF/FF Radio Holdings, PT, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,848,629 [1]
	8	SHARED VOTING POWER
0 [1]
	9	SOLE DISPOSITIVE POWER
4,848,629 [1]
	10	SHARED DISPOSITIVE POWER
0 [1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,848,629 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.6% [2]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

__________________________

1    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
OCM/GAP Holdings IV, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,712,948 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
7,712,948 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,712,948 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
OO

__________________________

1     Solely in its capacity as general partner of GAP Holdings.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
OCM Principal Opportunities Fund IV AIF (Delaware), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,712,948 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
7,712,948 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,712,948 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

_________________________

1    Solely in its capacity as sole shareholder of OCM/GAP.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Oaktree Fund AIF Series, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
12,561,577 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.7% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

_________________________

1    Solely in its capacity as sole shareholder of Radio Holdings and general partner of Principal Opportunities.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Oaktree Fund GP AIF, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
12,561,577 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.7% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
OO

_________________________

1    Solely in its capacity as general partner of Series AIF.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Oaktree Fund GP III, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
12,561,577 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.7% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

_________________________

1    Solely in its capacity as managing member of Fund GP AIF LLC.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Oaktree AIF Investments, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
12,561,577 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.7% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

_________________________

1    Solely in its capacity as general partner of GP III.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Oaktree AIF Investment GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
12,561,577 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.7% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
OO

_________________________

1    Solely in its capacity as general partner of AIF Investments.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Atlas OCM Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
12,561,577 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.7% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
OO

_________________________

1    Solely in its capacity as general partner of AIF GP.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Oaktree Capital Group Holdings, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
12,561,577 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.7% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

_________________________

1    Solely in its capacity as general partner of Atlas OCM.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Oaktree Capital Group Holdings GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
12,561,577 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.7% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
OO

_________________________

1    Solely in its capacity as general partner of Capital Group LP.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Brookfield Asset Management Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
12,561,577 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.7% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
CO

_________________________

1    Solely in its capacity as the indirect owner of the Class A units of Atlas OCM.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Partners Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
12,561,577 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.7% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
CO

_________________________

1    Solely in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Steven Price
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,395,640 [1]
	8	SHARED VOTING POWER
0 [1]
	9	SOLE DISPOSITIVE POWER
2,395,640 [1]
	10	SHARED DISPOSITIVE POWER
0 [1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,395,640 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% [2]
14		TYPE OF REPORTING PERSON (See Instructions)
IN

_________________________

1    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Stuart Rosenstein
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,018,503 [1]
	8	SHARED VOTING POWER
0 [1]
	9	SOLE DISPOSITIVE POWER
1,018,5037 [1]
	10	SHARED DISPOSITIVE POWER
0 [1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,018,503 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% [2]
14		TYPE OF REPORTING PERSON (See Instructions)
IN

__________________________

1    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Alex Berkett
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
211,166 [1]
	8	SHARED VOTING POWER
0 [1]
	9	SOLE DISPOSITIVE POWER
211,166 [1]
	10	SHARED DISPOSITIVE POWER
0 [1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,166 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5% [2]
14		TYPE OF REPORTING PERSON (See Instructions)
IN

__________________________

1    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Scott Schatz
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
240,542 [1]
	8	SHARED VOTING POWER
0 [1]
	9	SOLE DISPOSITIVE POWER
240,542 [1]
	10	SHARED DISPOSITIVE POWER
0 [1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
240,542 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7% [2]
14		TYPE OF REPORTING PERSON (See Instructions)
IN

__________________________

1    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

1		NAMES OF REPORTING PERSON
Bill Wilson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,070,602
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,070,602
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,070,602
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1% [1]
14		TYPE OF REPORTING PERSON (See Instructions)
IN

__________________________

1    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 8, 2014, as amended by Amendment No. 1 to the Schedule 13D filed on March 11, 2016 (as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Townsquare Media, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D is hereby amended as follows:
Item 2.    Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a), (c) and (f)
This Schedule 13D is being filed by:
1.OCM POF IV AIF GAP Holdings, L.P., a Delaware limited partnership (“GAP Holdings”), whose principal business is to acquire, hold and dispose of shares of ownership interests in the Issuer;
2.OCM PF/FF Radio Holdings, PT, L.P., a Delaware limited partnership (“Radio Holdings”), whose principal business is to acquire, hold and dispose of shares of ownership interests in the Issuer;
3.OCM/GAP Holdings IV, LLC, a Delaware limited liability company (“OCM/GAP”), whose principal business is to serve as, and perform the functions of, the general partner of GAP Holdings and to hold limited partnership interests in GAP Holdings;
4.OCM Principal Opportunities Fund IV AIF (Delaware), L.P., a Delaware limited partnership (“Principal Opportunities”) and the sole shareholder of OCM/GAP, whose principal business is to generally invest in securities and obligations of other entities;
5.Oaktree Fund AIF Series, L.P., a Delaware limited partnership (“Series AIF”), whose principal business is to serve as, and perform the functions of, a general partner of alternative investment funds or other investment vehicles and to acquire, hold and dispose of securities;
6.Oaktree Fund GP AIF, LLC, a Delaware limited liability company (“Fund GP AIF LLC”), whose principal business is to serve as, and perform the functions of, the general partner of certain investment funds;
7.Oaktree Fund GP III, L.P., a Delaware limited partnership (“GP III”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;
8.Oaktree AIF Investments, L.P., a Delaware limited partnership (“AIF Investments”), whose principal business is to serve as, and perform the functions of, the general partner of GP III;
9.Oaktree AIF Investment GP LLC., a Delaware limited liability company (“AIF GP”), whose principal business is to serve as, and perform the functions of, the general partner of AIF Investments and to hold limited partnership interests in AIF Investments;
10.Atlas OCM Holdings, LLC, a Delaware limited liability company (“Atlas OCM”), whose principal business is to serve as, and perform the functions of, sole managing member of AIF GP and to hold limited liability company interests in AIF GP;
11.Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“Capital Group LP”), whose principal business is to act as a holding company of economic interests in various companies;
12.Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH”) whose principal business is to serve as, and perform the functions of, the general partner of Capital Group LP and the manager of Oaktree Capital Group, LLC;
13.Brookfield Asset Management Inc., a Canadian corporation (“BAM”), in its capacity as the indirect owner of the Class A units of each of OCG and Atlas;
14.Partners Limited, a Canadian corporation (“Partners” and, collectively with the entities described in the foregoing clauses (1) through (13), the “Oaktree Reporting Persons”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM;
15.Steven Price, a United States citizen;
16.Stuart Rosenstein, a United States citizen;
17.Alex Berkett, a United States citizen;
18.Scott Schatz, a United States citizen (collectively with the persons described in the foregoing clauses (15) through (17), the “Former FiveWire Members”); and

19.Bill Wilson, a United States citizen and Executive Vice President of the Issuer (“Mr. Wilson” and, collectively with the entities described in the forgoing clauses (1) through (18), the “Reporting Persons”).
The attached Annex A, which sets forth a listing of the directors, executive officers, members and general partners, as applicable, of each Oaktree Reporting Person (collectively, the “Oaktree Covered Persons”), is incorporated by reference. Except as set forth in Annex A, each of the Oaktree Covered Persons that is a natural person is a United States citizen.
The Reporting Persons have entered into a joint filing agreement, dated as of February 3, 2021, a copy of which is attached hereto as Exhibit 99.1.
(b)
Except as set forth on Annex A, the principal business address of each of the Oaktree Reporting Persons and each Oaktree Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.
The principal business address of the Former FiveWire Members and Mr. Wilson is c/o Townsquare Media, Inc., One Manhattanville Road, Suite 202, Purchase, New York 10577.
(d), (e)
During the last five years, none of the Oaktree Reporting Persons or, to the best of Oaktree’s knowledge, the Oaktree Covered Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
During the last five years, none of the Former FiveWire Members, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
During the last five years, Mr. Wilson has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.        Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended as follows, by adding the following to the end of Item 4:
On June 27, 2018, FiveWire Media Ventures LLC, a Delaware limited liability company (“FiveWire”), of which the Former FiveWire Members were members and whose principal business was to hold shares of the Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”) of the Issuer, distributed the shares of Class A Common Stock it held to its former members in a pro-rata distribution, and in the process was dissolved. Mr. Price 65,092 shares of the Issuer’s Class B Common Stock and The Price 1998 Descendants Trust, of which (of which Mr. Price is a trustee and may be deemed to have beneficial ownership of the shares held therein), received 440,239 shares of the Issuer’s Class B Common Stock. Mr. Rosenstein, Mr. Berkett and Mr. Schatz received 54,243 shares, 1627 shares, and 1,302 shares of Class B Common Stock, respectively.
On January 24, 2021, GAP Holdings, Radio Holdings, and certain other sellers (collectively, the “Sellers”) entered into a stock repurchase agreement (the “Stock Repurchase Agreement”) with the Issuer for the repurchase of a minimum of 10 million in aggregate shares of Class A Common Stock, shares of Class B Common Stock, and warrants to purchase Class A Common Stock (the “Warrants” and, together with the Class A Common Stock and the Class B Common Stock, the “Securities”) held by the Sellers, for $6.40 per Security (such transaction, the “Stock Repurchase”).
Subject to the terms and conditions of the Stock Repurchase Agreement, on the date that is fifteen (15) months from the closing of the Stock Repurchase (the “Closing”), (i) the Issuer shall have the right, but not the obligation, to cause each Seller to sell all of its Securities held as of such date (the “Option Date Securities”) to the Issuer for $6.40 per Security (the “Call Right”) and (ii) each of the Sellers shall have the right, but not the obligation, to cause the Issuer to purchase all or a portion of its Option Date Securities for $6.40 per Security (the “Put Right”).
The foregoing description of the Stock Repurchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 99.6 and incorporated herein by reference.
The information set forth in or incorporated by reference in Item 6 of this Amendment No. 2 is hereby incorporated by reference in its entirety into this Item 4.
Item 5.        Interest in Securities of the Issuer
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a), (b)
The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

Throughout this Schedule 13D, shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of the date of this Schedule. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person.
Each holder of Class B Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. In connection with the transfer of shares of Class B Common Stock, unless the transferee is an affiliate or related party of GAP Holdings, Radio Holdings or FiveWire, such transferred shares will automatically convert into an equal number of shares of Class A Common Stock. Holders of Class A Common Stock are entitled to one vote per share on matters to be voted upon by shareholders, holders of Class B Common Stock of the Issuer are entitled to ten votes per share on matters to be voted upon by shareholders and holders of Class C Common Stock of the Issuer are not entitled to vote on matters to be voted upon by the shareholders generally.
As of January 24, 2021, GAP Holdings directly holds 1,513,122 shares of Class B Common Stock of the Issuer and warrants to purchase 6,199,826 shares of Class A Common Stock, which warrants are immediately exercisable.
As of January 24, 2021, Radio Holdings directly holds 1,595,224 shares of Class A Common Stock, 638,251 shares of Class B Common Stock of the Issuer and warrants to purchase 2,615,154 shares of Class A Common Stock, which warrants are immediately exercisable.
OCM/GAP, in its capacity as the general partner of GAP Holdings, has the ability to direct the management of GAP Holdings’ business, including the power to direct the decisions of GAP Holdings regarding the vote and disposition of securities held by GAP Holdings; therefore, OCM/GAP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings.
Principal Opportunities, in its capacity as the sole shareholder of OCM/GAP, has the ability to direct the management of OCM/GAP’s business, including the power to direct the decisions of OCM/GAP regarding the vote and disposition of securities held by OCM/GAP; therefore, Principal Opportunities may be deemed to have indirect beneficial ownership of the Issuer’s Class A Common Stock held by GAP Holdings.
Series AIF, in its capacity as a general partner of Radio Holdings, has the ability to direct the management of Radio Holdings’ business, including the power to direct the decisions of Radio Holdings regarding the vote and disposition of the securities held by Radio Holdings, and in its capacity as general partner of Principal Opportunities, has the ability to direct the management of Principal Opportunities’ business, including the power to direct the decisions of Principal Opportunities regarding the vote and disposition of securities held by Principal Opportunities; therefore, Series AIF may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by Radio Holdings and GAP Holdings.
Fund GP AIF LLC, in its capacity as general partner of Series AIF, has the ability to direct the management of Series AIF’s businesses, including the power to direct the decisions of Series AIF regarding the vote and disposition of the securities held by Series AIF; therefore, Fund GP AIF LLC may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.
GP III, in its capacity as the managing member of Fund GP AIF LLC, has the ability to direct the management of Fund GP AIF LLC’s business, including the power to direct the decisions of Fund GP AIF LLC regarding the vote and disposition of the securities held by Fund GP AIF LLC; therefore, GP III may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.
AIF Investments, in its capacity as general partner of GP III, has the ability to direct the management of GP III’s business, including the power to direct the decisions of GP III regarding the vote and disposition of the securities held by GP III; therefore, AIF Investments may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.
AIF GP, in its capacity as general partner of AIF Investments, has the ability to direct the management of AIF Investment’s business, including the power to direct the decisions of AIF Investments regarding the vote and disposition of the securities held by AIF Investments; therefore, AIF GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.
Atlas OCM, in its capacity as the sole managing member of AIF GP, has the ability to direct the management of AIF GP’s business, including the power to direct the decisions of AIF GP regarding the vote and disposition of the securities held by AIF GP; therefore, Atlas OCM may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.
Capital Group LP, in its capacity as the sole managing member of Atlas OCM, has the ability to direct the management of Atlas OCM’s business, including the power to direct the decisions of Atlas OCM regarding the vote and disposition of the securities held by Atlas OCM; therefore, Capital Group LP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.
OCGH, in its capacity as general partner of Capital Group LP, has the ability to direct the management of Capital Group LP’s business, including the power to direct the decisions of Capital Group LP regarding the vote and disposition of the securities held by Capital Group LP; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.
BAM in its capacity as the indirect owner of the Class A units of Atlas OCM, has the ability to appoint and remove certain directors of Atlas OCM and, as such, may indirectly control the decisions of Atlas OCM regarding the vote and disposition of securities held by GAP Holdings and Radio Holdings.
Partners, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by GAP Holdings and Radio Holdings.
As of January 24, 2021, Steven Price directly holds 60,737 shares of the Issuer’s Class A Common Stock. Mr. Price holds 1,653,631 options to purchase an equal number of shares of the Issuer’s Class B Common Stock that are exercisable within 60 days of the date of this Schedule 13D. Mr. Price directly holds 191,033 shares of Class B Common Stock and The Price 1998 Descendants Trust (the “Trust”), of which Mr. Price is a trustee and may be deemed to have beneficial ownership of the shares held therein, holds 440,239 shares of Class B Common Stock, in each case which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. The trust also holds 50,000 shares of the Issuer’s Class A Common Stock.
As of January 24, 2021, Stuart Rosenstein directly holds 5,500 shares of the Issuer’s Class A Common Stock. Mr. Rosenstein holds 895,790 options to purchase an equal number of shares of the Issuer’s Class B Common Stock that are exercisable within 60 days of the date of this Schedule 13D. Mr. Rosenstein directly holds 117,213 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock.
As of January 24, 2021, Alex Berkett directly holds 44,965 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. Mr. Berkett holds 166,201 options to purchase an equal number of shares of the Issuer’s Class B Common Stock that are exercisable within 60 days of the date of this Schedule 13D.
As of January 24, 2021, Scott Schatz directly holds 1,000 shares of the Issuer’s Class A Common Stock. Mr. Schatz holds 217,696 options to purchase an equal number of shares of the Issuer’s Class B Common Stock exercisable within 60 days of the date of this Schedule 13D. Mr. Schatz directly holds 21,846 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock.
As of January 24, 2021, Bill Wilson holds 291,232 shares of the Issuer’s Class A Common Stock. Mr. Wilson holds 779,370 options to purchase an equal number of shares of the

Issuer’s Class A Common Stock that are exercisable within 60 days of the date of this Schedule 13D.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than with respect to direct holdings of Class A Common Stock, that it is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 of the Exchange Act by each Reporting Person, other than with respect to direct holdings of Class A Common Stock.
To the knowledge of the Oaktree Reporting Persons, none of the Oaktree Covered Persons directly owns any shares of Class A Common Stock; provided, however, that because of each Oaktree Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of an Oaktree Reporting Person, an Oaktree Covered Person may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by such Oaktree Reporting Person. Except to the extent of their pecuniary interest, each of the Oaktree Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Class A Common Stock reported herein pursuant to Rule 13d-4 of the Exchange Act and the filing of this Schedule 13D shall not be construed as an admission that any such Oaktree Covered Person is the beneficial owner of any securities covered by this statement. The Oaktree Reporting Persons are responsible for the completeness and accuracy of the information concerning the Oaktree Reporting Persons contained herein.
(c)
The following are the only transactions in shares of Class A Common Stock, or shares convertible into Class A Common Stock, effected in the past 60 days by the Reporting Persons. Except as set forth below, within the last 60 days, no reportable transactions were effected in shares of Class A Common Stock, or shares convertible into Class A Common Stock, by any Reporting Person.
On December 21, 2020, Steven Price received 237,191 options to purchase an equal number of shares of the Issuer’s Class B Common Stock in a grant from the Issuer. The options vest and become exercisable with respect to twenty-five percent (25%) of the shares on each of the first, second, third and fourth anniversaries of the grant date.
On December 21, 2020, Stuart Rosenstein received 250,000 options to purchase an equal number of shares of the Issuer’s Class B Common Stock in a grant from the Issuer. The options vest and become exercisable with respect to twenty-five percent (25%) of the shares on each of the first, second, third and fourth anniversaries of the grant date.
On December 21, 2020, Scott Schatz received 75,000 options to purchase an equal number of shares of the Issuer’s Class B Common Stock in a grant from the Issuer. The options vest and become exercisable with respect to twenty-five percent (25%) of the shares on each of the first, second, third and fourth anniversaries of the grant date.

On December 21, 2020, Bill Wilson received 250,000 options to purchase an equal number of shares of the Issuer’s Class A Common Stock in a grant from the Issuer. The options vest and become exercisable with respect to twenty-five percent (25%) of the shares on each of the first, second, third and fourth anniversaries of the grant date.
(d)
No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Common Stock covered by this statement on Schedule 13D.
(e)
Not Applicable.
Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On January 24, 2021, the Sellers and the Issuer entered into the Stock Repurchase Agreement for the repurchase of 606,484 shares of the Class A Common Stock, 2,151,373 shares of Class B Common Stock, and 7,242,143 Warrants, or such greater number of Securities as the Issuer may elect. The purchase price is $6.40 per Security and, subject to the Issuer’s election to purchase a greater number of Securities, the aggregate purchase price is $64 million. The Closing is subject to the satisfaction of customary closing conditions, including short form approval by the Federal Communications Commission (the “FCC”).
Subject to the terms and conditions of the Stock Repurchase Agreement, the Sellers granted the Issuer the Call Right, and the Issuer granted each of the Sellers the Put Right. Purchases made pursuant to the Call Right or the Put Right would be subject to the satisfaction of customary closing conditions, including FCC short form approval.
The foregoing summary of the Stock Repurchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Stock Repurchase Agreement, a copy of which is attached hereto as Exhibit 99.6 and incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits

Exhibit	Description
99.1*	Joint Filing Agreement, dated as of February 3, 2021.
99.2†	Second Amended and Restated Registration Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV AIF GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and the other persons signatory thereto.
99.3†	Stockholders Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P., FiveWire Media Ventures, LLC, Steven Price, Stuart Rosenstein, Alex Berkett, Dhruv Prasad and Scott Schatz.
99.4†	Warrant Agreement, dated as of July 25, 2014, by and among Townsquare Media, Inc., the persons set forth on Schedule I thereto, and any other registered holders of the Warrant Certificates (as defined therein) from time to time party thereto.
99.5**	Selldown Agreement, dated as of July 25, 2014, by and among Townsquare Media, LLC, OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and certain unitholders of Townsquare Media, LLC.
99.6	Stock Repurchase Agreement, dated as of January 24, 2021, by and among Townsquare Media, Inc. and the Sellers named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 28, 2021).
*    Filed herewith.
**    Previously filed as an exhibit to the Schedule 13D filed with the Commission on August 8, 2014 and incorporated herein by reference.
†    Previously filed as an exhibit to the Current Report on Form 8-K of the Issuer, filed with the Commission on July 31, 2014 and incorporated herein by reference

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 3, 2021

OCM POF IV AIF GAP HOLDINGS, L.P.

By:      OCM/GAP Holdings IV, LLC
Its:       General Partner

By:      OCM Principal Opportunities Fund IV AIF
            (Delaware), L.P.
Its:       Managing Member

By:      Oaktree Fund AIF Series, L.P. – Series B
Its:       General Partner

By:      Oaktree Fund GP AIF, LLC
Its:       General Partner

By:      Oaktree Fund GP III, L.P.
Its:       Managing Member

By:      /s/ Brian Price
Name: Brian Price
Title:    Authorized Signatory

By:      /s/ Ting He
Name: Ting He
Title:    Authorized Signatory

OCM PF/FF Radio Holdings PT, L.P.

By:      Oaktree Fund AIF Series, L.P. – Series D
By:      Oaktree Fund AIF Series, L.P. – Series I
Its:       General Partners

By:      Oaktree Fund GP AIF, LLC
Their:  General Partner

By:      Oaktree Fund GP III, L.P.
Its:       Managing Member

By:      /s/ Brian Price
Name: Brian Price
Title:    Authorized Signatory

By:      /s/ Ting He
Name: Ting He
Title:    Authorized Signatory

OCM/GAP Holdings IV, LLC

By:      OCM Principal Opportunities Fund IV AIF (
            Delaware), L.P.
Its:       Managing Member

By:      Oaktree Fund AIF Series, L.P. – Series B
Its:       General Partner

By:      Oaktree Fund GP AIF, LLC
Its:       General Partner

By:      Oaktree Fund GP III, L.P.
Its:       Managing Member

By:     /s/ Brian Price
Name: Brian Price
Title:    Authorized Signatory

By:      /s/ Ting He
Name: Ting He
Title:    Authorized Signatory

OCM Principal Opportunities Fund IV AIF (Delaware), L.P.

By:      Oaktree Fund AIF Series, L.P. – Series B
Its:       General Partner

By:      Oaktree Fund GP AIF, LLC
Its:       General Partner

By:      Oaktree Fund GP III, L.P.
Its:       Managing Member

By:     /s/ Brian Price
Name: Brian Price
Title:    Authorized Signatory

By:      /s/ Ting He
Name: Ting He
Title:    Authorized Signatory

Oaktree Fund AIF Series, L.P. –
Series I, Series D and Series B

By:       Oaktree Fund GP AIF, LLC
Its:       General Partner

By:       Oaktree Fund GP III, L.P.
Its:       Managing Member

By:       /s/ Brian Price
Name: Brian Price
Title:    Authorized Signatory

By:       /s/ Ting He
Name: Ting He
Title:    Authorized Signatory

Oaktree Fund GP AIF, LLC By: Oaktree Fund GP III, L.P. Its: Managing Member By: /s/ Brian Price Name: Brian Price Title: Authorized Signatory By: /s/ Ting He Name: Ting He Title: Authorized Signatory

Oaktree Fund GP III, L.P. By: /s/ Brian Price Name: Brian Price Title: Authorized Signatory By: /s/ Ting He Name: Ting He Title: Authorized Signatory

OAKTREE AIF INVESTMENTS, L.P.
By: Oaktree AIF Investments GP LLC
By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President
By:	/s/ Ting He
Name: Ting He
Title: Vice President
OAKTREE AIF INVESTMENT GP LLC
By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President
By:	/s/ Ting He
Name: Ting He
Title: Vice President
ATLAS OCM HOLDINGS, LLC
By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President
By:	/s/ Ting He
Name: Ting He
Title: Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.
By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President
By:	/s/ Ting He
Name: Ting He
Title: Vice President
OAKTREE CAPITAL GROUP HOLDINGS GP, LLC
By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President
By:	/s/ Ting He
Name: Ting He
Title: Vice President
BROOKFIELD ASSET MANAGEMENT INC.
By:	/s/ Jessica Diab
Name: Jessica Diab
Title: Vice President
PARTNERS LIMITED
By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: Director

By:	/s/ Steven Price
Name: Steven Price

By:	/s/ Stuart Rosenstein
Name: Stuart Rosenstein

By:	/s/ Alex Berkett
Name: Alex Berkett

By:	/s/ Scott Schatz
Name: Scott Schatz

By:	/s/ Bill Wilson
Name: Bill Wilson

ANNEX A

Partners Limited
Partners Limited’s principal business address is 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada. The name, principal occupation, address and citizenship of each of the directors and executive officers of Partners Limited are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada
Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate of Brookfield	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-Chair, Brookfield	Canada
Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada
Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada
Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer of Brookfield	Canada
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President - Finance, Brookfield	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary, Brookfield	Canada
Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury,Brookfield	Canada

Brookfield Asset Management Inc.

Brookfield Asset Management Inc.’s principal business address is 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada. The name, principal occupation, address and citizenship of each of the directors and executive officers of Brookfield Asset Management Inc. are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada
Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada
Marcel R. Coutu, Director	c/o Suite 1210 225 - 6th Ave. S.W., Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada
Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro RJ 22441-090	Former Chief Executive Officer of Vale SA	Brazil

J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada
Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada
Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield,	Canada
Brian D. Lawson, Vice Chair and Honorary Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada
Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity of Brookfield	Canada
Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor, Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100, 28035 Madrid, Spain	Corporate Director	Spain
Janice Fukakusa, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Hutham S. Olayan, Director	133 East 64th Street, Apt. 5A, New York, NY 10065, U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia
Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada
Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer of Infrastructure of Brookfield	Canada
Seek Ngee Huat, Director	501 Orchard Road, #08 – 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore
Sachin G. Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer of Brookfield	Canada
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada
Connor Teskey, Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada
Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada

Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.	U.S.A.
Nicholas H. Goodman, Managing Partner andChief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer, Brookfield	United Kingdom
Craig Noble, Managing Partner, Chief Executive officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer of Alternative Investments of Brookfield	Canada

Oaktree Capital Group Holdings GP, LLC
Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.
The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC.
Atlas OCM Holdings, LLC
The managing member of Atlas OCM Holdings, LLC is Oaktree Capital Group Holdings, L.P.
Oaktree AIF Investments GP LLC
The sole managing member of Oaktree AIF Investments GP LLC is Atlas OCM Holdings, LLC.
Oaktree AIF Investments, L.P.
The general partner of Oaktree AIF Investments, L.P. is Oaktree AIF Investments GP LLC.
Oaktree Fund GP III, L.P.
The general partner of Oaktree Fund GP III, L.P. is Oaktree AIF Investments, L.P.
Oaktree Fund GP AIF, LLC
The sole member of Oaktree Fund GP AIF, LLC is Oaktree Fund GP III, L.P.
Oaktree Fund AIF Series, L.P.
The general partner of Oaktree Fund AIF Series, L.P. is Oaktree Fund GP AIF, LLC.
OCM Principal Opportunities Fund IV AIF (Delaware), L.P.
The general partner of OCM Principal Opportunities Fund IV AIF (Delaware), L.P. is Oaktree Fund AIF Series, L.P.
OCM/GAP Holdings IV, LLC
The name and principal occupation of each of the directors and executive officers of Oaktree AIF Holdings, Inc. are listed below:

Name	Principal Occupation

David Quick	President and Secretary

OCM POF IV AIF GAP Holdings, L.P.
The general partner of OCM POF IV AIF GAP Holdings, L.P. is OCM/GAP Holdings IV, LLC
OCM PF/FF Radio Holdings PT, L.P.
The general partners of OCM PF/FF Radio Holdings PT, L.P. are Oaktree Fund AIF Series, L.P. - Series I and Oaktree Fund AIF Series, L.P. - Series D.